
1920 & 1930 West University Avenue
Office Property
Tenant: US Airways
Lease Expiration: 2020
Exhibit 99.2
SIR
LISTED
NYSE
SIR

Select Income REIT

Second Quarter 2012

Supplemental Operating and Financial Data

All amounts in this report are unaudited.

TABLE OF CONTENTS


SIR

WARNING CONCERNING FORWARD LOOKING STATEMENTS


SIR

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN WE RESET TENANT RENTS AT OUR LANDS IN HAWAII,
- OUR PENDING ACQUISITIONS OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- THE CREDIT QUALITY OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)


SIR

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS. OUR FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES WHICH ARE LEASED, OR TO LEASE THEM, FOR RENTS, LESS OPERATING EXPENSES THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,
- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OR REMAINS DEPRESSED FOR A LONG PERIOD, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT ACCEPTABLE RENTAL RATES, AND OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CONDITIONS,
- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PROSPECTUS DATED MARCH 6, 2012 FILED WITH THE SEC, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Former Damon Estate , Honolulu, HI
185 Properties
Square Feet: 9,600,000

CORPORATE INFORMATION



Honolulu CBD
Certain of the land parcels included in the former Damon Estate properties

COMPANY PROFILE


SIR

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of June 30, 2012, we owned 253 properties with a total of approximately 22.0 million rentable square feet, including 228 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial land located in Hawaii.

Strategy:

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are primarily net leased to single tenants and pay distributions to shareholders. As our current leases expire, or our current rents are reset, we will attempt to renew our leases with our existing tenants, reset our rents under continuing leases or enter into leases with new tenants, in all such circumstances at rents which are equal to or greater than the rents we now receive. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,650 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns a majority of our common shares, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.5 billion as of June 30, 2012. We believe that being managed by RMR is a competitive advantage for SIR because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 6/30/2012):

Total properties	253
Total sq. ft. (000s)	21,950
Percent leased	95.6%


SIR

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@sirreit.com.

RESEARCH COVERAGE


SIR

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Stanley
Chris Caton
(415) 576-2627

RBC Capital Markets
Rich Moore
(440) 715-2646

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.

FINANCIAL INFORMATION



42 Inverness Center, Birmingham, AL
Office Property
Tenant: Southern Company Services
Lease Expiration: 2018


SIR

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period) [(1)]	31,200	31,200	n/m		
Weighted average common shares outstanding [(1)]	31,200	13,205			
Common Share Data:					
Price at end of period	$ 23.76	$ 22.58			
High during period	$ 23.76	$ 22.65			
Low during period	$ 21.60	$ 21.49			
Annualized Normalized FFO multiple (at end of period) [(2)]	9.7x	8.6x			
Annualized NOI/total market capitalization [(3)]	8.4%	9.5%			
Selected Balance Sheet Data:					
Total assets	$ 1,083,146	$ 975,229	$ 954,532	$ 958,442	$ 957,010
Total liabilities	$ 370,683	$ 277,957	$ 49,732	$ 53,152	$ 50,165
Gross book value of real estate assets [(4)]	$ 1,052,042	$ 947,039	$ 946,823	$ 947,012	$ 946,603
Total debt / gross book value of real estate [(4)]	30.5%	24.0%	0.0%	0.0%	0.0%
Book Capitalization:					
Total debt	$ 321,000	$ 227,000	$ -	$ -	$ -
Plus: total shareholders' equity	712,463	697,272	904,800	905,290	906,845
Total book capitalization	$ 1,033,463	$ 924,272	$ 904,800	$ 905,290	$ 906,845
Total debt / total book capitalization	31.1%	24.6%	0.0%	0.0%	0.0%
Market Capitalization:					
Total debt (book value)	$ 321,000	$ 227,000			
Plus: market value of common shares (at end of period)	741,312	704,496			
Total market capitalization	$ 1,062,312	$ 931,496			
Total debt / total market capitalization	30.2%	24.4%			

[(1)] During December 2011 and February 2012 we issued 22,000,000 common shares to CWH, and on March 12, 2012 we sold 9,200,000 common shares in our initial public offering.

[(2)] See Exhibit C for the calculation of FFO, and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

[(3)] See Exhibit A for the calculation of NOI, and a reconciliation of that amount to net income determined in accordance with GAAP.

[(4)] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Selected Income Statement Data:					
Total revenues	$ 27,920	$ 27,587	$ 26,692	$ 26,921	$ 27,229
NOI [1]	$ 22,220	$ 22,169	$ 21,330	$ 20,786	$ 21,915
EBITDA [2]	$ 20,660	$ 20,765	$ 20,090	$ 19,381	$ 20,488
NOI margin [3]	79.6%	80.4%	79.9%	77.2%	80.5%
Net income	$ 15,332	$ 17,655	$ 17,246	$ 16,497	$ 17,723
Normalized FFO [4]	$ 19,028	$ 20,428	$ 20,090	$ 19,381	$ 20,488
Per Share Data :					
Net income	$ 0.49	$ 1.34			
Normalized FFO [4]	$ 0.61	$ 1.55			
Coverage Ratios:					
EBITDA [2] / interest expense	12.7x	61.6x	n/m	n/m	n/m
Total Debt / Annualized EBITDA [2]	3.9x	2.7x	n/m	n/m	n/m

[1] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	June 30, 2012	December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 624,632	$ 614,702
Buildings and improvements	383,746	292,634
	1,008,378	907,336
Accumulated depreciation	(40,339)	(36,240)
	968,039	871,096
Acquired real estate leases, net	45,706	44,333
Cash and cash equivalents	9,993	-
Rents receivable, net	34,415	35,024
Deferred leasing costs, net	3,911	3,418
Deferred financing costs, net	3,820	-
Other assets, net	17,262	661
Total assets	$ 1,083,146	$ 954,532
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 321,000	$ -
Accounts payable and accrued expenses	15,678	14,217
Assumed real estate lease obligations, net	20,159	21,005
Rents collected in advance	5,565	6,229
Security deposits	8,237	8,281
Due to related persons	44	-
Total liabilities	370,683	49,732
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 50,000 shares authorized, 31,200 and 1 shares issued and outstanding, respectively	312	-
Additional paid in capital	693,788	-
Cumulative net income	18,364	-
Cumulative other comprehensive income (loss)	(1)	-
Ownership Interest	-	904,800
Total shareholders' equity	712,463	904,800
Total liabilities and shareholders' equity	$ 1,083,146	$ 954,532


SIR

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2012	2011	2012	2011
Revenues				
Rental income	$ 23,754	$ 23,112	$ 47,828	$ 46,849
Tenant reimbursements and other income	4,166	4,117	7,679	8,160
Total revenues	27,920	27,229	55,507	55,009
Expenses				
Real estate taxes	3,677	3,548	7,318	7,151
Other operating expenses	2,023	1,766	3,800	4,299
Depreciation and amortization	3,021	2,765	5,794	5,477
Acquisition related costs	675	-	675	-
General and administrative	1,634	1,427	3,038	2,882
Total expenses	11,030	9,506	20,625	19,809
Operating income	16,890	17,723	34,882	35,200
Interest expense (including amortization of deferred financing fees of $258, $0, $311 and $0, respectively)	(1,632)	-	(1,969)	-
Equity in earnings of an investee	74	-	74	-
Net income	$ 15,332	$ 17,723	$ 32,987	$ 35,200
Weighted average common shares outstanding	31,200	-	22,202	-
Net income per common share	$ 0.49	$ -	$ 1.49	$ -


SIR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Six Months Ended June 30, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 32,987	$ 35,200
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	4,109	3,909
Net amortization of deferred financing fees	311	-
Amortization of acquired real estate leases	1,650	1,537
Amortization of deferred leasing costs	274	238
Provision for losses on rents receivable	340	77
Straight line rental income	(2,067)	(3,181)
Equity in earnings of equity investments	(74)	-
Change in assets and liabilities:		
(Increase) decrease in rents receivable	2,335	(853)
Increase in deferred leasing costs	(766)	(450)
(Increase) decrease in other assets	207	(106)
Increase in accounts payable and accrued expenses	1,116	818
Increase (decrease) in rents collected in advance	(664)	120
Decrease in security deposits	(44)	-
Increase in due to related persons	44	-
Cash provided by operating activities	39,758	37,309
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(115,380)	(10,000)
Real estate improvements	(595)	(857)
Investment in Affiliates Insurance Company	(5,335)	-
Cash used in investing activities	(121,310)	(10,857)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	180,814	-
Proceeds from borrowings	357,500	-
Repayments of borrowings	(36,500)	-
Deferred financing fees	(4,131)	-
Repayment of demand note	(400,000)	-
Net distributions	(6,138)	(26,452)
Cash provided by (used in) financing activities	91,545	(26,452)
Increase in cash and cash equivalents	9,993	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 9,993	$ -


SIR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)

	For the Six Months Ended June 30,	
	2012	2011
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$ 879	$ -
Real estate acquired by the issuance of shares and assumption of demand note	$ 913,286	$ -
Non-cash financing activities		
Issuance of common shares	$ 513,286	$ -
Issuance of demand note	400,000	-

DEBT SUMMARY AND LEVERAGE AND COVERAGE RATIOS

(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Debt as of June 30, 2012:					
Floating Rate Debt: [1]					
Revolving credit facility (LIBOR + 130 bps) [2]	1.550%	$ 321,000	3/11/2016	$ 321,000	3.7

	As of and For the Three Months Ended	
	6/30/2012	3/31/2012
Leverage Ratios:		
Total debt / total book capitalization	31.1%	24.6%
Total debt / total market capitalization	30.2%	24.4%
Total debt / gross book value of real estate assets [3]	30.5%	24.0%
Total debt / total assets	29.6%	23.3%
Coverage Ratios:		
EBITDA / interest expense [4]	12.7x	61.6x
Total debt / annualized EBITDA [4]	3.9x	2.7x

(1) In July 2012, we entered into a five year $350,000 term loan bearing interest at LIBOR plus 155 basis points subject to adjustments based on changes to our debt leverage or credit ratings. The term loan is prepayable without penalty at any time.

(2) Represents amounts outstanding on our $500,000 revolving credit facility at June 30, 2012. Interest rate at June 30, 2012.

(3) Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

(4) See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands)

	For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leasing capital [1]	$ 519	$ 362	$ 565	$ 247	$ 119
Building improvements [2]	192	7	76	188	44
Recurring capital expenditures	711	369	641	435	163
Development, redevelopment and other activities [3]	71	144	159	41	61
Total capital expenditures	$ 782	$ 513	$ 800	$ 476	$ 224

[1] Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

ACQUISITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
6/1/2012	Provo, UT	Mainland	1	406	$ 85,500	211	9.1%	12.5	100.0%	Novell, Inc.
6/15/2012	Englewood, CO	Mainland	1	140	18,900	135	9.0%	6.2	100.0%	Sprint
7/20/2012	Windsor, CT	Mainland	2	268	27,175	101	8.9%	11.2	100.0%	Valassis Communications, Inc.
7/30/2012	Topeka, KS	Mainland	1	144	19,400	135	8.6%	11.3	100.0%	Hills Pet Nutrition\Colgate-Palmolive
	Total / Weighted Average		5	958	$ 150,975	$ 158	9.0%	11.3	100.0%	

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

(2) Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

(3) Average remaining lease term based on rental income as of the date acquired.

(4) Percent leased as of the date acquired.

PORTFOLIO INFORMATION



2235 Iron Point Road, Folsom, CA
Office Property
Tenant: Micron Technology, Inc.
Lease Expiration: 2020


SIR

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended June 30, 2012		
Key Statistic	Hawaii Properties	Mainland Properties	Total
Number of properties	228	25	253
Percent of total	90.1%	9.9%	100.0%
Total square feet	17,755	4,195	21,950
Percent of total	80.9%	19.1%	100.0%
Occupied square feet	16,781	4,195	20,976
Percent occupied	94.5%	100.0%	95.6%
Total revenues	$ 18,548	$ 9,372	$ 27,920
Percent of total	66.4%	33.6%	100.0%
NOI [1]	$ 14,227	$ 7,993	$ 22,220
Percent of total	64.0%	36.0%	100.0%

[1] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [4]		As of and For the Six Months Ended [5]	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Number of Properties				
Hawaii Properties	228	228	228	228
Mainland Properties	23	23	22	22
Total	251	251	250	250
Square Feet [1]				
Hawaii Properties	17,755	17,793	17,755	17,793
Mainland Properties	3,649	3,649	3,551	3,551
Total	21,404	21,442	21,306	21,344
Percent Leased [2]				
Hawaii Properties	94.5%	94.6%	94.5%	94.6%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	95.4%	95.5%	95.4%	95.5%
Total Revenues				
Hawaii Properties	$ 18,548	$ 18,608	$ 38,144	$ 37,888
Mainland Properties	8,614	8,621	16,043	16,607
Total	$ 27,162	$ 27,229	$ 54,187	$ 54,495
NOI [3]				
Hawaii Properties	$ 14,227	$ 14,512	$ 29,636	$ 28,822
Mainland Properties	7,280	7,403	13,509	14,256
Total	$ 21,507	$ 21,915	$ 43,145	$ 43,078
NOI % Change				
Hawaii Properties	-2.0%		2.8%	
Mainland Properties	-1.7%		-5.2%	
Total	-1.9%		0.2%	

[1] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and when land leases are converted to building leases.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[3] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Includes properties owned continuously since April 1, 2011 by us since February 16, 2012 (which is the date CWH contributed 251 properties to us in connection with our initial public offering on March 12, 2012), and prior to that by CWH.

[5] Includes properties owned continuously since January 1, 2011, by us since February 16, 2012, and prior to that by CWH.


SIR

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Properties [1]	253	251	251	251	251
Total sq. ft. [2]	21,950	21,404	21,424	21,424	21,442
Square feet leased	20,976	20,382	20,426	20,402	20,487
Percentage leased	95.6%	95.2%	95.3%	95.2%	95.5%
Leasing Activity (sq. ft.):					
New leases	147	96	143	17	5
Renewals	38	146	112	100	43
Total	185	242	255	117	48
% Change in GAAP Rent [3]:					
New leases	53.4%	19.4%	37.5%	126.6%	-9.7%
Renewals	46.0%	10.0%	-10.5%	-0.5%	10.7%
Weighted average	52.0%	11.6%	-0.1%	45.6%	0.7%
Leasing Cost and Concession Commitments [4]:					
New leases	$ 593	$ 238	$ 350	$ 388	$ 52
Renewals	15	6	2,498	6	3
Total	$ 608	$ 244	$ 2,848	$ 394	$ 55
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 4.03	$ 2.48	$ 2.45	$ 22.82	$ 10.40
Renewals	$ 0.39	$ 0.04	$ 22.30	$ 0.06	$ 0.07
Total	$ 3.29	$ 1.01	$ 11.17	$ 3.37	$ 1.15
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	11.9	5.0	8.6	12.9	4.4
Renewals	3.0	6.8	9.1	2.2	10.2
Total	10.3	6.5	9.0	8.2	7.6
Leasing Cost Commitments per Sq. Ft. per Year:					
New leases	$ 0.34	$ 0.50	$ 0.28	$ 1.77	$ 2.36
Renewals	$ 0.13	$ 0.01	$ 2.45	$ 0.03	$ 0.01
Total	$ 0.32	$ 0.16	$ 1.24	$ 0.41	$ 0.15

[1] Includes properties owned by us since February 16, 2012 and owned by CWH prior thereto.

[2] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and when land leases are converted to building leases.

[3] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[4] Includes commitments made for expenditures, such as tenant improvements and leasing costs, and concessions, including tenant reimbursements. In addition, commitments for free rent, calculated as the first month of tenant base rent received in cash times the number of free rent months, totaled $288 or $0.15 per sq. ft./yr., $80 or $0.05 per sq. ft./yr., $75 or $0.03 per sq. ft./yr., $1 or $0.00 per sq. ft./yr., and $11 or $0.03 per sq. ft./yr. for leases entered during each of the three month periods presented, respectively.

The above leasing summary is based on leases executed during the periods indicated.


SIR

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 6/30/2012	Sq. Ft. Leases Executed During the Three Months Ended 6/30/2012 New	Renewals	Total
Hawaii Properties	17,755	147	38	185
Mainland Properties	4,195	-	-	-
Total	21,950	147	38	185

	Sq. Ft. Leased						
Property Type	As of 3/31/2012	3/31/2012 % Leased [2]	Expired	New and Renewals	Acquisitions / (Sales)	As of 6/30/2012	6/30/2012 % Leased
Hawaii Properties	16,733	94.2%	(137)	185	-	16,781	94.5%
Mainland Properties	3,649	100.0%	-	-	546	4,195	100.0%
Total	20,382	95.2%	(137)	185	546	20,976	95.6%

[1] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period.


SIR

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Novell, Inc.	Mainland Properties	406	1.9%	6.7%	11/30/2024
2	The Southern Company	Mainland Properties	448	2.1%	4.1%	12/31/2018
3	Tesoro Hawaii Corporation	Hawaii Properties	3,148	15.0%	3.6%	4/30/2019; 12/31/2019; 3/31/2024
4	Bookspan	Mainland Properties	502	2.4%	3.1%	9/23/2028
5	Shurtape Technologies, LLC	Mainland Properties	645	3.1%	2.9%	5/28/2024
6	Stratus Technologies, Inc.	Mainland Properties	287	1.4%	2.8%	5/31/2016
7	Micron Technology, Inc	Mainland Properties	96	0.5%	2.7%	4/30/2020
8	Servco Pacific, Inc.	Hawaii Properties	537	2.6%	2.6%	1/31/2029; 2/29/2032
9	Safeway Stores, Inc.	Hawaii Properties	146	0.7%	2.0%	10/31/2018
10	Sprint Nextel Corporation	Mainland Properties	140	0.7%	1.9%	7/31/2018
11	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.7%	1.9%	12/31/2022; 7/31/2039
12	Allied Building Products Corporation	Hawaii Properties	310	1.5%	1.9%	12/31/2028
13	Manheim Services Corporation	Hawaii Properties	338	1.6%	1.8%	5/31/2016
14	Mattson Technology, Inc.	Mainland Properties	101	0.5%	1.7%	5/31/2017
15	AES Hawaii, Inc.	Hawaii Properties	1,242	5.9%	1.7%	3/31/2040
16	Cisco Systems, Inc.	Mainland Properties	149	0.7%	1.7%	12/31/2015
17	Kaiser Foundation Health Plan	Hawaii Properties	217	1.0%	1.5%	4/30/2026; 6/30/2046
18	Waikiki Pearl Company, Inc.	Hawaii Properties	278	1.3%	1.3%	12/31/2029
19	Element K	Mainland Properties	95	0.5%	1.3%	12/31/2017
20	Pahounui Partners, LLC	Hawaii Properties	191	0.9%	1.2%	6/30/2027
21	US Airways Group, Inc.	Mainland Properties	101	0.5%	1.2%	8/31/2015
22	Trex Company, Inc.	Mainland Properties	308	1.5%	1.2%	12/31/2021
23	TPI Composites, Inc.	Mainland Properties	317	1.5%	1.2%	7/31/2018
24	Ameron International Corp.	Hawaii Properties	146	0.7%	1.1%	12/31/2027
25	Fileminders	Hawaii Properties	85	0.4%	1.0%	5/31/2022
	Total		10,584	50.6%	54.1%	

(1) Square feet is pursuant to existing leases as of June 30, 2012, and includes (i) space being fitted out for occupancy, if any and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2012, plus straight line rent adjustments and estimated recurring expense reimbursements.


SIR

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total As of 6/30/2012	2012	2013	2014	2015 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,755				
Leased sq. ft. [1]	16,781	843	373	117	15,448
Percent		5.0%	2.2%	0.7%	92.1%
Annualized rental revenue [2]	$ 74,335	$ 3,248	$ 1,811	$ 476	$ 68,800
Percent		4.4%	2.4%	0.6%	92.6%
Mainland Properties:					
Total sq. ft.	4,195				
Leased sq. ft. [1]	4,195	-	-	-	4,195
Percent		0.0%	0.0%	0.0%	100.0%
Annualized rental revenue [2]	$ 44,635	$ -	$ -	$ -	$ 44,635
Percent		0.0%	0.0%	0.0%	100.0%
Total:					
Total sq. ft.	21,950				
Leased sq. ft. [1]	20,976	843	373	117	19,643
Percent		4.0%	1.8%	0.6%	93.6%
Annualized rental revenue [2]	$ 118,970	$ 3,248	$ 1,811	$ 476	$ 113,435
Percent		2.7%	1.5%	0.4%	95.3%

[1] Square feet is pursuant to existing leases as of June 30, 2012, and includes (i) space being fitted out for occupancy, if any and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2012, plus straight line rent adjustments and estimated recurring expense reimbursements.

SIR

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring	Cumulative % of Total Annualized Rental Revenue Expiring
2012	22	843	4.0%	4.0%	$ 3,248	2.7%	2.7%
2013	12	373	1.8%	5.8%	1,811	1.5%	4.2%
2014	9	117	0.6%	6.4%	476	0.4%	4.6%
2015	18	575	2.7%	9.1%	5,593	4.7%	9.3%
2016	20	1,285	6.1%	15.2%	8,771	7.4%	16.7%
2017	9	411	2.0%	17.2%	5,743	4.8%	21.5%
2018	7	1,292	6.2%	23.4%	12,818	10.8%	32.3%
2019	10	1,654	7.9%	31.3%	4,234	3.6%	35.9%
2020	5	318	1.5%	32.8%	4,349	3.7%	39.6%
2021	5	566	2.7%	35.5%	2,074	1.7%	41.3%
Thereafter	134	13,542	64.5%	100.0%	69,853	58.7%	100.0%
Total	251	20,976	100.0%		$ 118,970	100.0%	
Weighted average remaining lease term (in years)		12.6			11.8		

(1) Percent leased includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2012, plus straight line rent adjustments and estimated recurring expense reimbursements.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Number of resets	2	1	1	3	2
Square feet	30	47	59	316	107
Percent Change in GAAP Rent [1]	34.2%	52.0%	60.4%	-10.1%	4.2%
Reset costs [2]	$ 5	$ 10	$ 3	$ 157	$ 3

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [3]
2012	15	581	$ 2,849
2013	51	2,136	9,638
2014	9	4,193	7,496
2015 and Thereafter	47	2,888	17,485
Total	122	9,798	$ 37,468

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Represents legal and other costs related to rent resets.

[3] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2012, plus straight line rent adjustments and estimated recurring expense reimbursements.

EXHIBITS


GRAINGER

Honolulu, HI.
Tenant: Grainger Industrial Inc.
Lease Expiration: 2024.

CALCULATION AND RECONCILIATION OF PROPERTY NET INCOME (NOI)

(dollars in thousands)

SIR

EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Calculation of NOI				
Rental Income	$ 23,754	$ 23,112	$ 47,828	$ 46,849
Tenant reimbursements and other income	4,166	4,117	7,679	8,160
Real estate taxes	(3,677)	(3,548)	(7,318)	(7,151)
Other operating expenses	(2,023)	(1,766)	(3,800)	(4,299)
NOI	$ 22,220	$ 21,915	$ 44,389	$ 43,559
Reconciliation of NOI to Net Income:				
NOI	$ 22,220	$ 21,915	$ 44,389	$ 43,559
Depreciation and amortization	(3,021)	(2,765)	(5,794)	(5,477)
Acquisition costs	(675)	-	(675)	-
General and administrative	(1,634)	(1,427)	(3,038)	(2,882)
Operating income	$ 16,890	$ 17,723	$ 34,882	$ 35,200
Interest expense	(1,632)	-	(1,969)	-
Equity in earnings of an investee	74	-	74	-
Net Income	$ 15,332	$ 17,723	$ 32,987	$ 35,200

We calculate NOI as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than us.

CALCULATION OF EBITDA

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income	$ 15,332	$ 17,723	$ 32,987	$ 35,200
Plus: interest expense	1,632	-	1,969	-
Plus: depreciation and amortization	3,021	2,765	5,794	5,477
Plus: acquisition related costs	675	-	675	-
EBITDA	$ 20,660	$ 20,488	$ 41,425	$ 40,677

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than us.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollars in thousands)

EXHIBIT C

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income	$ 15,332	$ 17,723	$ 32,987	$ 35,200
Plus: depreciation and amortization	3,021	2,765	5,794	5,477
FFO	18,353	20,488	38,781	40,677
Plus: acquisition costs	675	-	675	-
Normalized FFO	$ 19,028	$ 20,488	$ 39,456	$ 40,677

We calculate FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than us.